Exhibit 99.1

Portage Biotech Inc.

Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended September 30, 2023

(Unaudited – Prepared by Management as of November 28, 2023)

(U.S. Dollars)

Portage Biotech Inc.

Condensed Consolidated Interim Financial Statements

Index	Page

Notice to Reader	F-1

Condensed Consolidated Interim Statements of Financial Position As of September 30, 2023 (Unaudited) and March 31, 2023	F-2

Condensed Consolidated Interim Statements of Operations and Other Comprehensive Income (Loss) (Unaudited) Three and six months ended September 30, 2023 and 2022	F-3

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity (Unaudited) Six months ended September 30, 2023 and 2022	F-4

Condensed Consolidated Interim Statements of Cash Flows (Unaudited) Six months ended September 30, 2023 and 2022	F-5

Notes to Condensed Consolidated Interim Financial Statements	F-6 to F-39

NOTICE TO READER OF CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

The condensed consolidated interim financial statements of Portage Biotech Inc. are comprised of the condensed consolidated interim statement of financial position as of September 30, 2023 and the consolidated statement of financial position as of March 31, 2023, the condensed consolidated interim statements of operations and other comprehensive income (loss) for the three and six months ended September 30, 2023 and 2022 and the condensed consolidated interim statements of changes in shareholders’ equity and the condensed consolidated interim statements of cash flows for each of the six months ended September 30, 2023 and 2022 and are the responsibility of Portage Biotech Inc.’s management.

The condensed consolidated interim financial statements of Portage Biotech Inc. have been prepared by Portage Biotech Inc.’s management and include the selection of appropriate accounting principles, judgments and estimates necessary to prepare these condensed consolidated interim financial statements in accordance with International Financial Reporting Standards.

/s/ Allan Shaw	/s/ Ian Walters
Allan Shaw, CFO	Ian Walters, MD, Chairman of the Board and Chief Executive Officer

DATE: November 28, 2023

F-1

Portage Biotech Inc.

Condensed Consolidated Interim Statements of Financial Position

(U.S. Dollars in thousands)

(Unaudited – see Notice to Reader dated November 28, 2023)

	Notes	September 30, 2023	March 31, 2023
			(Audited)
Assets
Current assets
Cash and cash equivalents		$3,445	$10,545
Prepaid expenses and other receivables	5	2,393	2,689
Convertible note receivable	6	429	442
Total current assets		6,267	13,676
Non-current assets
Investment in associate	6	716	806
Investment in public company	7	2,568	2,087
In-process research and development	9, 10	81,683	81,683
Deferred commitment fee	15	839	839
Right to use asset	8	278	—
Other assets, including equipment, net		49	38
Total non-current assets		86,133	85,453
Total assets		$92,400	$99,129

Liabilities and Equity
Current liabilities
Accounts payable and accrued liabilities		$3,087	$1,865
Lease liability - current, including interest	8	49	—
Total current liabilities		3,136	1,865
Non-current liabilities
Lease liability - non-current	8	237	—
Deferred tax liability	10, 11	9,501	10,564
Deferred purchase price payable - Tarus	9, 17	7,949	7,179
Deferred obligation - iOx milestone	16, 17	4,580	4,126
Total non-current liabilities		22,267	21,869
Total liabilities		25,403	23,734

Shareholders’ Equity
Capital stock	12	219,494	218,782
Stock option reserve	13	22,716	21,204
Accumulated other comprehensive loss		(3,856)	(4,325)
Accumulated deficit		(170,693)	(159,616)
Total equity attributable to owners of the Company		67,661	76,045
Non-controlling interest	19	(664)	(650)
Total equity		66,997	75,395
Total liabilities and equity		$92,400	$99,129
Commitments and Contingent Liabilities (Note 15)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F-2

Portage Biotech Inc.

Condensed Consolidated Interim Statements of Operations and Other Comprehensive Income (Loss)

(U.S. Dollars in thousands, except per share amounts)

(Unaudited – see Notice to Reader dated November 28, 2023)

	Note	Three Months Ended September 30,		Six Months Ended September 30,
		2023	2022	2023	2022
Expenses
Research and development		$4,237	$1,565	$7,865	$3,441
General and administrative expenses		1,693	2,088	3,062	4,299
Loss from operations		(5,930)	(3,653)	(10,927)	(7,740)
Change in fair value of deferred purchase price payable - Tarus and deferred obligation - iOx milestone	9, 16, 17	(113)	70	(1,224)	70
Share of loss in associate accounted for using equity method	6	(40)	(56)	(90)	(116)
Change in fair value of warrant liability		—	24	—	25
Depreciation expense		(15)	—	(26)	—
Foreign exchange transaction gain (loss)	11	(17)	(58)	1	(110)
Interest income		53	44	139	65
Interest expense		(10)	(9)	(16)	(9)
Loss before benefit for income taxes		(6,072)	(3,638)	(12,143)	(7,815)
Income tax benefit	11	907	2,553	1,052	5,105
Net loss		(5,165)	(1,085)	(11,091)	(2,710)
Other comprehensive income (loss)
Net unrealized gain on investments	6, 7	(1,300)	—	469	—
Total comprehensive loss for period		$(6,465)	$(1,085)	$(10,622)	$(2,710)

Net (loss) income attributable to:
Owners of the Company		$(5,158)	$(949)	$(11,077)	$(2,678)
Non-controlling interest	19	(7)	(136)	(14)	(32)
Net loss		$(5,165)	$(1,085)	$(11,091)	$(2,710)

Comprehensive (loss) income attributable to:
Owners of the Company		$(6,458)	$(949)	$(10,608)	$(2,678)
Non-controlling interest	19	(7)	(136)	(14)	(32)
Total comprehensive loss for period		$(6,465)	$(1,085)	$(10,622)	$(2,710)

Loss per share	14
Basic and diluted		$(0.29)	$(0.06)	$(0.62)	$(0.18)

Weighted average shares outstanding	14
Basic and diluted		17,801	16,742	17,751	15,056

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F-3

Portage Biotech Inc.

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

For the Six Months Ended September 30, 2023 and 2022

(Unaudited – see Notice to Reader dated November 28, 2023)

				Accumulated		Equity
	Number		Stock	Other		Attributable	Non-
	of	Capital	Option	Comprehensive	(Accumulated	to Owners	Controlling	Total
	Shares	Stock	Reserve	(Loss) Income	Deficit)	of Company	Interest	Equity
	In ‘000’	In ‘000’$	In ‘000’$	In ‘000’$	In ‘000’$	In ‘000’$	In ‘000’$	In ‘000’$
Balance, April 1, 2023	17,606	$218,782	$21,204	$(4,325)	$(159,616)	$76,045	$(650)	$75,395
Share-based compensation expense	—	—	1,512	—	—	1,512	—	1,512
Shares issued under ATM	186	682	—	—	—	682	—	682
Share issuance costs	—	(20)	—	—	—	(20)	—	(20)
Shares issued or accrued for services	16	50	—	—	—	50	—	50
Net unrealized gain on investments	—	—	—	469	—	469	—	469
Net loss for period	—	—	—	—	(11,077)	(11,077)	(14)	(11,091)
Balance, September 30, 2023	17,808	$219,494	$22,716	$(3,856)	$(170,693)	$67,661	$(664)	$66,997
Balance, April 1, 2022	13,349	$158,324	$16,928	$958	$(55,005)	$121,205	$44,229	$165,434
Share-based compensation expense	—	—	2,401	—	—	2,401	—	2,401
Shares issued in Tarus acquisition	2,426	17,200	—	—	—	17,200	—	17,200
Shares issued in iOx exchange	1,070	9,737	—	—	—	9,737	(9,737)	—
Deferred obligation - iOx milestone	—	—	—	—	—	—	(5,478)	(5,478)
Excess of non-controlling interest acquired over consideration - iOx	—	29,609	—	—	—	29,609	(29,609)	—
Shares issued to Lincoln for commitment fee under Committed Purchase Agreement	94	900	—	—	—	900	—	900
Shares issued or accrued for services	8	60	—	—	—	60	—	60
Net loss for period	—	—	—	—	(2,678)	(2,678)	(32)	(2,710)
Balance, September 30, 2022	16,947	$215,830	$19,329	$958	$(57,683)	$178,434	$(627)	$177,807

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F-4

Portage Biotech Inc.

Condensed Consolidated Interim Statements of Cash Flows

For the Six Months Ended September 30, 2023 and 2022

(U.S. Dollars in thousands)

(Unaudited – see Notice to Reader dated November 28, 2023)

	Six Months Ended September 30,
	2023	2022
Cash flows from operating activities:
Net loss for the period	$(11,091)	$(2,710)
Adjustments for non-cash items:
Share-based compensation expense	1,512	2,401
Change in fair value of deferred purchase price payable – Tarus and deferred obligation – iOx milestone	1,224	(70)
Decrease in deferred tax liability	(1,063)	(5,105)
Share of loss in associate	90	116
Fair value of shares issued for services	50	60
Depreciation	26	—
Change in fair value of warrant liability	—	(25)
Foreign exchange transaction loss	—	24
Changes in operating working capital:
Accounts receivable	188	(39)
Prepaid expenses and other receivables	98	(23)
Other assets	(3)	—
Accounts payable and accrued liabilities	1,224	675
Other	—	8
Net cash used in operating activities	(7,745)	(4,688)

Cash flows from investing activities:
Purchase of convertible note receivable	—	(614)
Purchase of equipment	—	(3)
Net cash used in investing activities	—	(617)

Cash flows from financing activities:
Proceeds from shares issued under ATM and Committed Purchase Agreement	682	—
Share issuance costs	(20)	—
Repayment of lease liability	(17)	—
Repayment of notes payable assumed in Tarus acquisition	—	(2,000)
Repayment of milestone obligation assumed in Tarus acquisition	—	(1,009)
Net cash provided by (used in) financing activities	645	(3,009)

Decrease in cash and cash equivalents during period	(7,100)	(8,314)
Cash and cash equivalents at beginning of period	10,545	23,352
Cash and cash equivalents at end of period	$3,445	$15,038

Supplemental disclosure of cash flow information:
Net unrealized gain on investment in Intensity	$469	$—
Cash paid for interest	$13	$—

Supplemental disclosure of non-cash investing and financing activities:
Right to use asset acquired	$303	$—
Lease liability incurred	$303	$—
Fair value of shares issued for Tarus	$—	$17,200
Fair value of shares issued for non-controlling interest purchase of iOx	$—	$9,737
Fair value of deferred purchase price payable - Tarus	$—	$8,538
Fair value of deferred obligation - iOx milestone	$—	$5,478
Liabilities assumed in Tarus acquisition	$—	$3,000
Fair value of shares issued for commitment fees - Committed Purchase	$—	$900

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F-5

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated November 28, 2023)

NOTE 1. NATURE OF OPERATIONS

Portage Biotech Inc. (the “Company” or “Portage”) is incorporated in the British Virgin Islands (“BVI”) with its registered office located at Clarence Thomas Building, P.O. Box 4649, Road Town, Tortola, BVI. Its USA agent, Portage Development Services Inc. (“PDS”), is located at 61 Wilton Road, Westport, CT, 06880, USA.

The Company is a foreign private issuer under the Securities and Exchange Commission (the “SEC”) rules. It is also a reporting issuer under the securities legislation of the provinces of Ontario and British Columbia. Its ordinary shares were listed on the Canadian Securities Exchange (“CSE”) under the symbol “PBT.U”. On February 25, 2021, the ordinary shares of the Company began trading on the Nasdaq Capital Market (“Nasdaq”) under the symbol “PRTG”. As the principal market for the Company’s ordinary shares is Nasdaq, the Company voluntarily delisted from the CSE on April 23, 2021.

Portage is a clinical-stage immuno-oncology company advancing therapies that target known checkpoint resistance pathways to improve long-term treatment response and quality of life in patients with invasive cancers. Portage’s access to next-generation technologies coupled with a deep understanding of biological mechanisms enable the identification of clinical therapies and product development strategies that accelerate these medicines through the translational pipeline. Portage’s portfolio consists of four diverse platforms, with lead programs consisting of invariant natural killer T-cell (“iNKT”) engagers and a suite of treatments targeting the adenosine pathway. Additional programs leverage delivery by intratumorals, nanoparticles, liposomes, aptamers, and virus-like particles. Within these four platforms, Portage has 9 product candidates, of which five are pre-clinical and four of which are clinical stage. PORT-3 has been paused as the Company awaits more data. Additionally, PORT-7 is in Phase 1a from an Investigational New Drug perspective, though the Company has not commenced dosing patients, which it expects to commence in the first half of calendar year 2024, based upon available liquidity.

On August 13, 2018, the Company reached a definitive agreement to acquire 100% of SalvaRx Limited (“SalvaRx”) in exchange for 8,050,701 ordinary shares of the Company (the “SalvaRx Acquisition”). The SalvaRx Acquisition was completed on January 8, 2019 (the “Acquisition Date”) upon receiving shareholder and regulatory approval. In connection with the SalvaRx Acquisition, the Company acquired interests in SalvaRx’s five research and development invested entities and subsidiaries: iOx Therapeutics Ltd. (“iOx”) (60.49% interest), Nekonal Oncology Limited (“Nekonal”), Intensity Therapeutics, Inc. (“Intensity”), Saugatuck Therapeutics, Ltd. (“Saugatuck”) and Rift Biotherapeutics Inc.

In September 2021, the Company, through SalvaRx, exchanged certain notes, accrued interest, warrants and receivables in exchange for shares of iOx representing 17.83% of the outstanding shares of iOx. As a result of this exchange, the Company, through SalvaRx, increased its ownership of iOx from 60.49% to 78.32%. On July 18, 2022, the Company purchased the remaining non-controlling interest of iOx. See Note 16, “Related Party Transactions – Share Exchange Agreement – iOx,” for a further discussion.

NOTE 2. GOING CONCERN

As of September 30, 2023, the Company had cash and cash equivalents of approximately $3.4 million and total current liabilities of approximately $3.1 million. For the six months ended September 30, 2023, the Company is reporting a net loss of approximately $11.1 million and cash used in operating activities of approximately $7.7 million. As of October 31, 2023, the Company had approximately $7.2 million of cash and cash equivalents on hand.

F-6

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated November 28, 2023)

NOTE 2. GOING CONCERN (Cont’d)

The Company’s cash and cash equivalents balance is decreasing, and the Company will not generate positive cash flows from operations for the fiscal year ending March 31, 2024.

The Company may have to delay, scale-back, or eliminate certain of its activities and other aspects of its operations until such time as the Company is successful in securing additional funding. The Company is exploring various dilutive and non-dilutive sources of funding, including equity and debt financings, strategic alliances, business development and other sources. The future success of the Company is dependent upon its ability to obtain additional funding. There can be no assurance, however, that the Company will be successful in obtaining such funding in sufficient amounts, on terms acceptable to the Company, or at all. As of the date of this filing, the Company currently anticipates that current cash and cash equivalents, excluding any potential proceeds from its “at-the-market” (“ATM”) offering program and Committed Purchase Agreement (as defined below) with Lincoln Park Capital Fund, LLC (“Lincoln”), will be sufficient to meet its anticipated cash requirements through the end of March 2024. Access to the Committed Purchase Agreement with Lincoln, is generally limited based on, among other things, the Company’s Nasdaq trading volume. Furthermore, under General Instruction I.B.5 to Form F-3 (the “Baby Shelf Rule”), the amount of funds the Company can raise through primary public offerings of securities in any 12-month period using its registration statement on Form F-3 is limited to one-third of the aggregate market value of the ordinary shares held by the Company’s non-affiliates, which limitation may change over time based on the Company’s stock price, number of ordinary shares outstanding and the percentage of ordinary shares held by non-affiliates. The Company is therefore limited by the Baby Shelf Rule as of the filing of this Form 6-K, until such time as our non-affiliate public float exceeds $75 million. These factors raise significant doubt about the Company’s ability to continue as a going concern within one year after the date that these financial statements are issued.

The Company has incurred significant operating losses since inception and expects to continue to incur significant operating losses for the foreseeable future and may never become profitable. The losses result primarily from its conduct of research and development activities.

The Company historically has funded its operations principally from proceeds from issuances of equity and debt securities. The Company will require significant additional capital to make the investments it needs to execute its longer-term business plan, beyond the potential proceeds that could be reasonably generated from its ATM program and Committed Purchase Agreement with Lincoln given the Company’s current trading volume on Nasdaq. The Company’s ability to successfully raise sufficient funds through the sale of debt or equity securities when needed is subject to many risks and uncertainties and, future equity issuances would result in dilution to existing stockholders and any future debt securities may contain covenants that limit the Company's operations or ability to enter into certain transactions. See Note 20, “Events After the Balance Sheet Date – Sale of Ordinary Shares”, for a discussion of issuance of additional shares in October 2023.

NOTE 3. BASIS OF PRESENTATION

Statement of Compliance and Basis of Presentation

These condensed consolidated interim financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”), IAS 34 Interim Financial Reporting and interpretations of the International Financial Reporting Interpretations Committee. These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the audited consolidated financial statements of the Company for the year ended March 31, 2023.

F-7

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated November 28, 2023)

NOTE 3. BASIS OF PRESENTATION (Cont’d)

These condensed consolidated interim financial statements have been prepared on an historical cost basis except for items disclosed herein at fair value (see Note 17, “Financial Instruments and Risk Management”). In addition, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

The Company has only one reportable operating segment.

These condensed consolidated interim financial statements were approved and authorized for issuance by the Audit Committee (the “Audit Committee”) of the Board of Directors of the Company (the “Board”) on November 28, 2023.

Consolidation

The condensed consolidated interim financial statements include the accounts of the Company and:

(a)	SalvaRx, a wholly-owned subsidiary, incorporated on May 6, 2015 in the British Virgin Islands;

(b)	iOx, a wholly-owned subsidiary incorporated in the U.K. on February 10, 2015. In September 2021, the Company, through SalvaRx, exchanged certain notes, accrued interest, warrants and receivables in exchange for shares of iOx representing 17.83% of the outstanding shares of iOx. As a result of this exchange, the Company, through SalvaRx, increased its ownership of iOx from 60.49% to 78.32%. On July 18, 2022, the Company purchased the remaining non-controlling interest of iOx. See Note 16, “Related Party Transactions – Share Exchange Agreement – iOx,” for a further discussion;

(c)	Saugatuck, a 70% owned subsidiary incorporated in the British Virgin Islands. Saugatuck and subsidiary refers to Saugatuck and Saugatuck Rx LLC;

(d)	PDS, a 100% owned subsidiary incorporated in Delaware, which provides human resources, and other services to each operating subsidiary via a shared services agreement;

(e)	SalvaRx LLC, a wholly-owned subsidiary through SalvaRx;

(f)	Saugatuck Rx LLC, a wholly-owned subsidiary of Saugatuck; and

(g)	Tarus Therapeutics, LLC (“Tarus”), a wholly-owned subsidiary of Portage.

All inter-company balances and transactions have been eliminated in consolidation.

Non-controlling interest in the equity of a subsidiary is accounted for and reported as a component of stockholders’ equity. As of September 30, 2023, non-controlling interest represents the 30% shareholder ownership interest in Saugatuck and subsidiary, which is consolidated by the Company. See Note 16, “Related Party Transactions – Share Exchange Agreement – iOx” for a discussion of the Company’s purchase of the balance of the non-controlling interest in iOx.

Functional and Presentation Currency

The Company’s functional and presentation currency is the U.S. Dollar.

F-8

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated November 28, 2023)

NOTE 3. BASIS OF PRESENTATION (Cont’d)

Use of Estimates and Judgments

The preparation of the condensed consolidated interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Significant areas where estimates are made include valuation of financial instruments (including the Stimunity Convertible Note) (as defined below), deferred tax assets and liabilities, research and development costs, fair value used for acquisition of intangible assets, contingent consideration assumed and measurement of share-based compensation. Significant areas where critical judgments are applied include assessment of impairment of investments, in-process research and development and the determination of the accounting acquirer and acquiree in the business combination accounting.

NOTE 4.  SIGNIFICANT ACCOUNTING POLICIES

The accounting policies are set out in Note 4 to the Company’s audited consolidated financial statements for the fiscal year ended March 31, 2023 (“Fiscal 2023”). These policies have been applied consistently to all periods presented in these condensed consolidated interim financial statements.

Recent Accounting Pronouncements

IFRS Pronouncements Issued

Impact of Adoption of Significant New IFRS Standards in Fiscal 2023

(a)	Annual Improvements to IFRS Standards 2018-2020

The annual improvements process addresses issues in the 2018-2020 reporting cycles including changes to IFRS 9, “Financial Instruments,” IFRS 1, “First Time Adoption of IFRS,” IFRS 16, “Leases,” and IAS 41, “Biological Assets”.

i)	The amendment to IFRS 9 addresses which fees should be included in the 10% test for derecognition of financial liabilities.

ii)	The amendment to IFRS 1 allows a subsidiary adopting IFRS at a later date than its parent to also measure cumulative translation differences using the amounts reported by the parent based on the parent’s date of transition to IFRS.

iii)	The amendment to IFRS 16’s illustrative example 13 removes the illustration of payments from the lessor related to leasehold improvements.

These amendments were effective for annual periods beginning on or after January 1, 2022. The adoption of these amendments did not have a material effect on the Company’s annual consolidated financial statements or the condensed consolidated interim financial statements for the three and six months ended September 30, 2023.

F-9

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated November 28, 2023)

NOTE 4. SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

New Accounting Standards, Interpretations and Amendments

Standards issued but not yet effective up to the date of issuance of the Company’s condensed consolidated interim financial statements are listed below. This listing is of standards and interpretations issued, which the Company reasonably expects to be applicable at a future date. The Company intends to adopt those standards when they become effective.

(a)	IAS 1: Presentation of Financial Statements

The amendment to IAS 1 clarifies how to classify debt and other liabilities as either current or non-current. The amendment will be effective for annual periods beginning on or after January 1, 2024. The Company is currently evaluating the new guidance and impacts on its consolidated financial statements.

(b)	Amendments to IFRS 10 and IAS 28: Sale or Contribution of Assets between an Investor and Its Associate or Joint Venture

The amendment addresses the conflict between IFRS 10, “Consolidated Financial Statements,” and IAS 28, “Investments in Associates and Joint Ventures,” in dealing with the loss of control of a subsidiary that is sold or contributed to an associate or joint venture. The amendments clarify that the gain or loss resulting from the sale or contribution of assets that constitute a business, as defined in IFRS 3, “Business Combinations,” between an investor and its associate or joint venture, is recognized in full. Any gain or loss resulting from the sale or contribution of assets that do not constitute a business, however, is recognized only to the extent of unrelated investors’ interests in the associate or joint venture. The IASB has deferred the effective date of these amendments indefinitely, but an entity that early adopts the amendments must apply them prospectively. The Company is evaluating whether the adoption of the above amendment will have a material impact on its consolidated financial statements.

NOTE 5. PREPAID EXPENSES AND OTHER RECEIVABLES

(In thousands)	As of September 30, 2023	As of March 31, 2023

Prepaid clinical research costs	$1,715	$1,653
Prepaid insurance	272	621
Prepaid offering costs	150	—
Tax deposits	109	119
Other prepaid expenses	95	56
Other receivables	52	71
Research & development tax credits	—	169
Total prepaid expenses and other receivables	$2,393	$2,689

F-10

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated November 28, 2023)

NOTE 6. INVESTMENT IN ASSOCIATE AND CONVERTIBLE NOTE RECEIVABLE

Details of the Company’s associate, Stimunity S.A. (“Stimunity”), as of September 30, 2023 and March 31, 2023 are as follows:

Name	Principal Activity	Place of Incorporation and Principal Place of Business	Voting Rights Held as of September 30, 2023	Voting Rights Held as of March 31, 2023
Associate: Stimunity S.A.	Biotechnology	Paris, France	44.0%	44.0%

The following table is a roll-forward of the Company’s investment in Stimunity as of and for the six months ended September 30, 2023 and 2022:

	As of and for the Six Months Ended September 30,
(In thousands)	2023	2022

Balance, beginning of period	$806	$1,673
Share of loss	(90)	(116)
Balance, end of period	$716	$1,557

The Company accounts for its investment in Stimunity under the equity method and, accordingly, records its share of Stimunity’s earnings or loss based on its ownership percentage. The Company recorded loss in equity in Stimunity of $40,000 and $56,000 for the three months ended September 30, 2023 and 2022, respectively, and $90,000 and $116,000 for the six months ended September 30, 2023 and 2022, respectively.

Under the Shareholders’ Agreement entered into on June 1, 2020, Portage has (i) a preferential subscription right to maintain its equity interest in Stimunity in the event of a capital increase from the issuance of new securities by Stimunity, except for issuances of new securities for stock options, under a merger plan or for an acquisition, and (ii) the right to vote against any (a) issuances of additional securities that would call for Portage to waive its preferential subscription right, or (b) any dilutive issuance.

On July 13, 2022, the Company entered into a commitment with Stimunity to provide Stimunity with €600,000 under a convertible note (the “Stimunity Convertible Note”) with a maturity date of September 1, 2023 (the “Maturity Date”), which was funded by the Company on September 12, 2022. The Stimunity Convertible Note provided for simple interest at 7% per annum. The Stimunity Convertible Note was to be automatically converted into Series A shares of Stimunity upon Stimunity completing a Series A round for at least €20 million. Also, the Company was entitled, in certain circumstances, to convert the Stimunity Convertible Note into Series A shares of Stimunity at the subscription share price less 15%. Also, if Stimunity completed a financing with a new category of shares (other than Common Shares or Series A shares of Stimunity) for at least €5 million (the “Minimum Raise”), the Company had the right to convert the Stimunity Convertible Note and the historical Series A shares of Stimunity owned into the new category of shares. Stimunity did not close a financing prior to the Maturity Date. The Company has not exercised its conversion rights to date. The Company is currently in discussions with Stimunity with respect to a restructuring of its overall interest in Stimunity. There can be no assurance that such negotiations will be successful, or that Stimunity will be successful in securing additional financing. The Company has evaluated the current financial markets, and the underlying assets of Stimunity and determined that the carrying value of its investment in Stimunity and the Convertible Note approximate the fair value at September 30, 2023. See Note 15, “Commitments and Contingent Liabilities – Stimunity Convertible Note,” for a further discussion.

F-11

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated November 28, 2023)

NOTE 6. INVESTMENT IN ASSOCIATE AND CONVERTIBLE NOTE RECEIVABLE (Cont’d)

The Stimunity Convertible Note was initially recorded at $0.614 million to record the translated value of the Stimunity Convertible Note on September 12, 2022. The Company recognized an unrealized gain of $0.039 million through other comprehensive income (“OCI”) in Fiscal 2023 to reflect the change in translation rate for the Stimunity Convertible Note settleable in euros, increasing the carrying value of the Stimunity Convertible Note to $0.653 million.

As of March 31, 2023, the Company determined that there were indications of impairment of both the investment in associate and the Stimunity Convertible Note receivable, based upon the inability of Stimunity to obtain financing. The Company performed an IAS 36 fair value analysis evaluating the likelihood of various scenarios given the then-current market conditions, the increasing cost of capital and development delays associated with Stimunity’s lack of liquidity. The Company recorded provisions of impairment of $0.607 million and $0.211 million, with respect to the investment in associate and the Stimunity Convertible Note receivable, respectively, decreasing the carrying value of the investment in associate and the Stimunity Convertible Note to $0.806 million and $0.442 million, respectively, as of March 31, 2023.

During the three and six months ended September 30, 2023, the Company recorded an unrealized loss through OCI of $0.013 million and $0.012 million, respectively, to reflect the translation rate effect on the Stimunity Convertible Note settleable in euros. The Company determined that there were no significant changes in the market or Stimunity’s outlook from March 31, 2023 to September 30, 2023, and, accordingly, determined that the carrying value at September 30, 2023 was not further impaired.

NOTE 7. INVESTMENT IN PUBLIC COMPANY

The following is a discussion of the Company’s investment in Intensity Therapeutics, Inc. (“Intensity”) as of September 30, 2023 and March 31, 2023.

Intensity Therapeutics, Inc.

In connection with the SalvaRx Acquisition in fiscal 2019, the Company acquired a $4.5 million interest in Intensity, a private clinical stage biotechnology company, of 1.0 million shares, which represented a 7.5% equity interest in Intensity. The investment was recorded at fair value (which approximates cost) at the Acquisition Date. The investment in Intensity has been irrevocably designated as a financial asset recorded at fair value with gains and losses recorded through OCI. Upon Intensity’s initial public offering (“IPO”) discussed below, effective September 30, 2023, the fair value of the asset is determined by quoted market price.

On July 11, 2019, the Company entered into an agreement with Fast Forward Innovations Limited (“Fast Forward”) to purchase Intensity Holdings Limited (“IHL”), a wholly-owned subsidiary of Fast Forward. The Company paid $1.3 million for IHL through the issuance of 129,806 ordinary shares of the Company. The sole asset of IHL consists of 288,458 shares of Intensity. This transaction increased the Company’s ownership of Intensity to 1,288,458 shares.

F-12

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated November 28, 2023)

NOTE 7. INVESTMENT IN PUBLIC COMPANY (Cont’d)

On October 28, 2021, Intensity filed a Form S-1 Registration Statement with the SEC to register shares for an IPO, which was declared effective by the SEC, but subsequently withdrawn prior to closing.

In October and November of 2022, Intensity filed amendments to its Form S-1 Registration Statement, which reflected a proposed offering price in the range of $4.00 - $5.00 per share, which is less than the Company’s carrying value, which was an external indication of impairment. Accordingly, the Company performed an IAS 36, “Impairment of Assets,” fair value analysis and determined a fair value of $3.363 million, which was $4.046 million less than the then carrying value at December 31, 2022. Intensity continued to seek a successful IPO during the fourth quarter of fiscal year ended March 31, 2023. At March 31, 2023, the Company undertook an IAS 36 fair value analysis based on the continued existence of external indications of impairment. The analysis included evaluating the likelihood of a successful IPO and the timing of such an event, as well as the then lack of marketability of the shares and the continued uncertainty surrounding an IPO, or any type of financing.

In April 2023, Intensity completed a 1:2 reverse stock split, which reduced the Company’s holdings to 644,229 shares. As the offering was priced at $4.00 to $5.00 per share, the Company determined the fair value of its interest to be $2.087 million. In total, the Company recorded an unrealized loss of $5.322 million with respect to Intensity for the fiscal year ended March 31, 2023, which was recognized through OCI, reducing the Company’s carrying value in Intensity to $2.087 million as of March 31, 2023.

On July 5, 2023, Intensity completed an IPO of its common stock selling 3,900,000 shares at a price of $5.00 per share generating net proceeds of approximately $16.2 million. In connection with the offering, Intensity’s common stock began trading on Nasdaq on June 30, 2023, under the ticker symbol “INTS.” The Company received an additional 2,659 shares in connection with the offering pursuant to certain anti-dilution rights. Intensity sold its overallotment shares totaling 585,000 shares, which closed on July 7, 2023. The Company recorded unrealized loss of $1.287 million and unrealized gain of $0.481 million through OCI in the three and six months ended September 30, 2023, respectively, to reflect the difference between the market value of the Company’s ownership interest and its then carrying value, increasing the Company’s carrying value in Intensity to $2.568 million as of September 30, 2023. There was no unrealized gain or loss with respect to the Company’s investment in Intensity during the three and six months ended September 30, 2022. The Company owned approximately 4.7% of the issued and outstanding shares of Intensity as of September 30, 2023.

NOTE 8. LEASE

The Company entered into a lease of office space, which commenced on May 1, 2023. The lease provides for an original term of two years with an option to renew the lease for an additional term of three years. The Company has included the extension option in the lease analysis under IFRS 16, based upon management’s intentions. The Company calculated the lease liability using its incremental borrowing rate of 13%. The Company provided a $0.013 million security deposit. The lease liability is payable as follows (in thousands):

Twelve Months Ended September 30,	Amount
2024	$79
2025	81
2026	83
2027	85
2028	50
Total	378
Less: interest	(92)
Total lease liability	286
Lease liability - current	49
Lease liability - non-current	$237

F-13

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated November 28, 2023)

NOTE 9. ACQUISITION OF TARUS

On July 1, 2022, the Company, its wholly-owned subsidiary, Portage Merger Sub I, Inc., its wholly-owned subsidiary, Portage Merger Sub II, LLC and Tarus Therapeutics, Inc., a Delaware corporation advancing adenosine receptor antagonists for the treatment of solid tumors, entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”). Under the structure of the Merger Agreement, Tarus Therapeutics, Inc. was ultimately merged into Portage Merger Sub II, LLC of the Company with the surviving entity renamed Tarus Therapeutics, LLC. The Tarus merger entitles the Company to the rights, know-how and/or ownership related to the assets developed by Tarus (the “Adenosine Compounds”), including:

1.	All rights and obligations related to the License Agreement between Tarus and Impetis Biosciences Limited, dated October 29, 2019 (“Tarus License Agreement”), and the call option under the Tarus License Agreement, which was exercised on November 5, 2020;

2.	All intellectual property and related documents owned or controlled by Tarus, including issued or pending patents, patent applications and trade secrets. Additionally, any draft submissions and/or correspondence with patent authorities;

3.	All documents and supplies related to Adenosine Compounds (as defined in the Tarus License Agreement) including inventory, reagents, data, assays, reports, vendor agreements and other information related to the preclinical development;

4.	All clinical supplies, manufacturing know-how, batch records, regulatory documents pertaining to the Adenosine Compounds, certain reservations for manufacturing campaigns and any related agreements;

5.	All regulatory documents and correspondence pertaining to the Adenosine Compounds;

6.	All contract research organization (“CRO”) agreements and protocol related documents for Adenosine Compounds;

7.	All current documents related to market research, forecasting, budgets and competitive intelligence; and

8.	Rights to the use of Tarus Therapeutics’ name for regulatory purposes.

As consideration for Tarus, the Company issued to former Tarus shareholders an aggregate of 2,425,999 ordinary shares of Portage, calculated on the basis of $18 million divided by the 60-day volume weighted average price per share of ordinary shares of Portage. Such ordinary shares have not been registered with the SEC and were subject to lock-up agreements for terms ranging from six to twelve months, which expired on February 1, 2023 and July 1, 2023, respectively. Additionally, the ordinary shares that were subject to a twelve month lock-up period, are also subject to a three month dribble-out period, which commenced July 1, 2023. During the dribble out period, each holder may not sell more than 10% of the average trading volume of the Company’s ordinary shares for the rolling three month period prior to the date on which the holder executes a trade of the Company’s ordinary shares without its prior written consent (which the Company is permitted to withhold at its sole discretion). Additionally, milestone payments of up to $32 million in cash or Portage ordinary shares (at the discretion of the Company) would be triggered upon achievement of future development and sales milestones, as described below. As a result of the transaction:

F-14

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated November 28, 2023)

NOTE 9. ACQUISITION OF TARUS (Cont’d)

•	The Company also assumed $2 million in short-term debt held by Tarus and deferred license milestones obligations ($1 million plus interest). The short-term debt was repaid by the Company in July 2022.

•	Upon enrolling the first patient in a Phase 2 clinical trial utilizing Tarus’s adenosine receptor antagonists, the Company will pay an additional one-time milestone payment of $15 million to the former Tarus shareholders. Payment will be in the form of cash or Portage ordinary shares (at the discretion of the Company). The remaining $17 million milestone is based on targeted commercial sales.

In connection with the acquisition of Tarus, the Company performed a fair value analysis of the assets acquired and liabilities assumed. The Company based the analysis on its clinical plan and timing of development events, and the probabilities of success determined primarily based upon empirical third party data and Company experience as well as the relevant cost of capital. In its fair value analysis, the Company used the Multi-Period Excess Earnings Method for PORT-6 and PORT-7 and the Replacement Cost Method for PORT-8 and PORT-9, determined based upon the maturity of the assets and the availability of sufficient data to measure fair value. The Company recorded the ordinary shares issued at $17.2 million, which represented the aggregate market value of the ordinary shares issued on July 1, 2022. The Company followed the guidance of IAS 3 and IAS 32 and recorded a deferred purchase price payable - Tarus of $8.538 million, which reflected the estimated acquisition date fair value of contractual milestone obligations incurred. The principal assumptions for determining the fair value include the timing of development events, the probabilities of success and the discount rate used. The Company recorded the obligation as a non-current liability, in accordance with the provisions IAS 32 with respect to the classification of financial assets and financial liabilities. The Company determines the fair value of the contractual milestone obligations at each balance sheet date. Any change to the fair value is recorded in the Company’s statements of operations and other comprehensive income (loss). The balance of the deferred purchase price payable - Tarus was $7.949 million and $7.179 million as of September 30, 2023 and March 31, 2023, respectively.

The following table summarizes the purchase price allocation to the fair value of assets acquired and liabilities assumed for Tarus:

Assets:	(In thousands)
Identifiable intangible assets	$28,200
Goodwill	538
Total assets	$28,738
Consideration:
Fair value of shares issued	$17,200
Liabilities assumed	3,000
Deferred purchase consideration at fair value	8,538
Total liabilities	$28,738

F-15

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated November 28, 2023)

NOTE 9. ACQUISITION OF TARUS (Cont’d)

Pro forma Information

Summary unaudited pro forma condensed results of operations for the six months ended September 30, 2022, assuming the Tarus acquisition had occurred at the beginning of the earliest period presented, are as follows:

(In thousands)	Six Months Ended September 30, 2022
Loss from operations	$(7,442)
Loss before provision for income taxes	$(7,532)
Net loss	$(2,427)
Total comprehensive loss for period	$(2,427)
Loss per share	$(0.15)

There are no pro forma adjustments for the three and six months ended September 30, 2023 and the three months ended September 30, 2022 since these periods include the results of operations of Tarus.

These pro forma results are not necessarily indicative of what would have occurred if the acquisition had been in effect for the period presented, and they may not be indicative of results expected in the future.

NOTE 10. IN-PROCESS RESEARCH AND DEVELOPMENT AND DEFERRED TAX LIABILITY

In-process research and development (“IPR&D”) consists of the following projects (in thousands):

		Value as of
Project #	Description	September 30, 2023	March 31, 2023
iOx:
PORT 2 (IMM60)	Melanoma & Lung Cancers	$36,181	$36,181
PORT 3 (IMM65)	Ovarian/Prostate Cancers	21,709	21,709
		57,890	57,890

Oncomer/Saugatuck	DNA Aptamers	178	178

Tarus:
PORT 6 & PORT 7	Adenosine Receptors	22,723	22,723
PORT 8	Adenosine Receptors	420	420
PORT 9	Adenosine Receptors	472	472
		23,615	23,615

In-process research and development		$81,683	$81,683

Deferred tax liability		$13,020	$13,195

F-16

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated November 28, 2023)

NOTE 10. IN-PROCESS RESEARCH AND DEVELOPMENT AND DEFERRED TAX LIABILITY (Cont’d)

At the end of each reporting period, the Company is required to assess whether there is any indication that an asset may be impaired. Pursuant to IAS 36, the Company evaluated the then-current capital markets, the increasing costs of capital, and the delays in the timing of asset development and concluded that provisions for impairment were required during the year ended March 31, 2023 with respect to the iOx IPR&D and the Tarus IPR&D. The Company recognized an impairment of $59.320 million with respect to the iOx assets, reducing the Company’s carrying value from $117.210 million to $57.890 million and an impairment of $4.585 million with respect to the Tarus assets, reducing the Company’s carrying value from $28.2 million to $23.615 million. The deferred tax liability in the U.K. was reduced as a result of the IPR&D impairment loss recognized by iOx for financial statement purposes.

Deferred tax liability represents iOx’s estimated tax on the difference between book and tax basis of the IPR&D, which is taxable in the U.K, and the effect of usable net operating loss carryforwards.

NOTE 11. INCOME TAXES

The Company is a BVI business company. The BVI government does not, under existing legislation, impose any income or corporate tax on corporations.

PDS is a U.S. corporation and is subject to U.S. federal, state and local income taxes, as applicable.

iOx is subject to U.K. taxes.

The (expense) benefit from income taxes consists of the following for the six months ended September 30, 2023 and 2022 (U.S. Dollars in thousands):

	Six Months Ended September 30,
(In thousands)	2023	2022

Current:
Federal	$(10)	$—
State and local	—	—
Foreign	—	—
Total current	(10)	—

Deferred:
Federal	—	—
State and local	—	—
Foreign	1,062	5,105
Total deferred	1,062	5,105
Benefit from income taxes	$1,052	$5,105

F-17

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated November 28, 2023)

NOTE 11. INCOME TAXES (Cont’d)

The following is a reconciliation of the U.S. taxes to the effective income tax rates for the six months ended September 30, 2023 and 2022 (U.S. Dollars in thousands):

	Six Months Ended September 30,
	2023	2022
(Loss) income on ordinary activities before tax	$(1,146)	$188
Statutory U.S. income tax rate	21.0%	21.0%
Income tax benefit (expense) at statutory income tax rate	241	(39)
Share-based compensation expense recognized for financial statement purposes	(281)	—
Other losses recognized	(9)	39
Utilization of losses not previously benefitted	39	—
Income tax (expense)	$(10)	$—

As of September 30, 2023, the Company had $0.5 million of federal net operating losses, which carryforward indefinitely but are limited to 80% of taxable income when utilized and $4.2 million of items deducted for financial statements but not for federal income tax purposes. As of September 30, 2023 and March 31, 2023, the Company had U.S. deferred tax assets of $0.1 million and $0.2 million, respectively.

The following is a reconciliation of the U.K. taxes to the effective income tax rates for the six months ended September 30, 2023 and 2022 (U.S. Dollars in thousands):

	Six Months Ended September 30,
	2023	2022
Loss on ordinary activities before tax	$(3,808)	$(3,207)
Statutory U.K. income tax rate	25.0%	19.0%
Loss at statutory income tax rate	952	609

Change from increase in deferred income tax rate	—	192
Recognition of deferred tax assets	—	—
Foreign currency effect	110	4,304
Income tax benefit	$1,062	$5,105

Research and development credit receivables of $0.2 million were included in prepaid expenses and other receivables on the condensed consolidated interim statements of financial position as of March 31, 2023. The receivable was collected in July 2023.

F-18

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated November 28, 2023)

NOTE 11. INCOME TAXES (Cont’d)

The following is a reconciliation of financial statement income (loss) to tax basis income (loss) (in thousands):

	Six Months Ended September 30,
	2023				2022
	United States	BVI	United Kingdom	Total	United States	BVI	United Kingdom	Total

Pre-tax loss	$(1,146)	$(7,189)	$(3,808)	$(12,143)	$(20)	$(4,588)	$(3,207)	$(7,815)
Share-based compensation expense for financial statement purposes for which no benefit was taken	1,338	—	—	1,338	—	—	—	—
Losses not subject to tax	41	7,189	—	7,230	—	4,588	—	4,588
Utilization of losses not previously benefitted	(186)	—	—	(186)	20	—	—	20
Taxable income (loss)	$47	$—	$(3,808)	$(3,761)	$—	$—	$(3,207)	$(3,207)

As of September 30, 2023 and March 31, 2023, the Company’s deferred tax assets and liabilities in the U.K. consisted of the effects of temporary differences attributable to the following (U.S. Dollars in thousands):

	As of September 30,	As of March 31,
	2023	2023
Deferred tax assets:
Net operating loss	$(5,019)	$(4,131)
Deferred tax asset (unrecognized)	1,500	1,500
Deferred tax asset	(3,519)	(2,631)

Deferred tax liabilities:
In-process research and development	13,020	13,195
Deferred tax liability	13,020	13,195

Net deferred tax liability	$9,501	$10,564

iOx generated no research and development cash credits recorded for the six months ended September 30, 2023 and 2022.

As of September 30, 2023 and March 31, 2023, iOx had a net deferred tax liability of approximately $9.5 million and approximately $10.6 million, respectively. On January 8, 2019, the Company originally recognized a $19.8 million deferred tax liability, reflecting the then prevailing U.K. tax rate of 17% on the difference between the book and income tax basis of IPR&D acquired as part of the SalvaRx Acquisition. In the fiscal 2022, the Company recorded a $7.0 million increase in deferred income taxes to reflect a future change in the U.K. income tax rate to 25% effective April 1, 2023 and recognized $0.7 million of current year losses and $0.8 million of prior year losses. The Company also recognized a $1.1 million decrease in deferred tax liability in fiscal 2022 to reflect the effect of the change in exchange rates on the liability settleable in British pound sterling. For the year ended March 31, 2023, the Company recognized an aggregate reduction in net deferred tax liability of $17.9 million, comprised of $11.3 million to recognized the deferred tax effect of loss on impairment recognized with respect to the iOx IPR&D, $0.7 million related to other current year losses, $3.8 million to reflect the change related to the future U.K. tax rates and $2.1 million to reflect the effect of the change in exchange rates on the liability settleable in British pound sterling. For the six months ended September 30, 2023, the Company recognized a net decrease in the deferred tax liability of $1.1 million comprised of $0.1 million to reflect the effect of the change in exchange rates on the liability in the period and recognized $1.0 million of current period losses.

F-19

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated November 28, 2023)

NOTE 11. INCOME TAXES (Cont’d)

There is no expiration date for accumulated tax losses in the U.K. entities.

NOTE 12. CAPITAL STOCK

(a)	Authorized ordinary shares: Unlimited number of Portage ordinary shares without par value.
(b)	The following is a roll-forward of Portage’s ordinary shares for the six months ended September 30, 2023 and 2022:

	Six Months Ended September 30,
	2023		2022
	Ordinary Shares	Amount	Ordinary Shares	Amount
	In 000’	In 000’$	In 000’	In 000’$
Balance, beginning of period	17,606	$218,782	13,349	$158,324
Shares issued under public offering and ATM, net of issue costs	186	662	—	—
Shares issued or accrued for services	16	50	8	60
Shares issued in Tarus acquisition	—	—	2,426	17,200
Shares issued in iOx exchange	—	—	1,070	9,737
Excess of non-controlling interest acquired over consideration – iOx	—	—	—	29,609
Shares issued to Lincoln for commitment fee under Committed Purchase Agreement	—	—	94	900
Balance, end of period	17,808	$219,494	16,947	$215,830

Portage filed a shelf registration statement with the SEC under which it may sell ordinary shares, debt securities, warrants and units in one or more offerings from time to time, which became effective on March 8, 2021 (“Registration Statement”). In connection with the Registration Statement, Portage has filed with the SEC:

•	a base prospectus, which covers the offering, issuance and sale by Portage of up to $200,000,000 in the aggregate of the securities identified above from time to time in one or more offerings;
•	a prospectus supplement, which covers the offer, issuance and sale by Portage in its ATM offering of up to a maximum aggregate offering price of $50,000,000 of Portage’s ordinary shares that may be issued and sold from time to time under a Controlled Equity Offering Sales Agreement, dated February 24, 2021 (the “Sales Agreement”), with Cantor Fitzgerald & Co., the sales agent (“Cantor Fitzgerald”);
•	a prospectus supplement dated June 24, 2021, for the offer, issuance and sale by Portage of 1,150,000 ordinary shares for gross proceeds of approximately $26.5 million in a firm commitment underwritten public offering with Cantor Fitzgerald; and
•	a prospectus supplement dated August 19, 2022, for the resale of up to $30,000,000 in ordinary shares that Portage may sell from time to time to Lincoln and an additional 94,508 shares that were issued to Lincoln.

F-20

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated November 28, 2023)

NOTE 12. CAPITAL STOCK (Cont’d)

The Sales Agreement permits the Company to sell in an ATM program up to $50,000,000 of ordinary shares from time to time, the amount of which is included in the $200,000,000 of securities that may be offered, issued and sold by the Company under the base prospectus. The sales under the prospectus will be deemed to be made pursuant to an ATM program as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended (the “Securities Act”). Upon termination of the Sales Agreement, any portion of the $50,000,000 included in the Sales Agreement prospectus that is not sold pursuant to the Sales Agreement will be available for sale in other offerings pursuant to the base prospectus.

During Fiscal 2022, the Company sold 90,888 ordinary shares under the ATM program, generating gross proceeds of approximately $2.6 million ($2.5 million, net of commissions).

The Company has issued 2,425,999 ordinary shares in connection with the acquisition of Tarus Therapeutics, Inc. and in connection with the Tarus Therapeutics, Inc.’s acquisition it may issue additional ordinary shares. See Note 9, “Acquisition of Tarus,” for a further discussion.

On July 18, 2022, the Company entered into the iOx Share Exchange Agreement under which it exchanged 1,070,000 ordinary shares of the Company for the remaining minority interest of 21.68% of iOx. See Note 16, “Related Party Transactions – Share Exchange Agreement – iOx,” for a further discussion.

On July 6, 2022, the Company entered into a Purchase Agreement (the “Committed Purchase Agreement”) with Lincoln, under which it may require Lincoln to purchase ordinary shares of the Company having an aggregate value of up to $30 million (the “Purchase Shares”) over a period of 36 months. Upon execution of the Committed Purchase Agreement, the Company issued to Lincoln 94,508 ordinary shares, representing a 3% commitment fee. Pursuant to the Committed Purchase Agreement, Lincoln will be obligated to purchase the Purchase Shares in three different scenarios that are based on various market criteria and share amounts. The Company has the right to terminate the Committed Purchase Agreement for any reason, effective upon one business day prior written notice to Lincoln. Lincoln has no right to terminate the Committed Purchase Agreement. The requirement that Lincoln must make a purchase will be suspended based on various criteria such as there not being an effective registration statement for Lincoln to be able to resell the ordinary shares it is committed to purchase and market criteria such as the Company continuing to be Depository Trust Company eligible, among other things. The Committed Purchase Agreement does not impose any financial or business covenants on the Company, and there are no limitations on the use of proceeds. The Company may raise capital from other sources in its sole discretion; provided, however, that the Company shall not enter into any similar agreement for the issuance of variable priced equity-like securities until the three-year anniversary of the date of the Committed Purchase Agreement, excluding, however, an ATM transaction with a registered broker-dealer, which includes any sales under the Sales Agreement with Cantor Fitzgerald.

As discussed in Note 2, “Going Concern,” the Company’s access to the ATM program and the Committed Purchase Agreement is generally limited based on the Company’s trading volume on Nasdaq. See Note 15, “Commitments and Contingent Liabilities – Committed Purchase Agreement,” for a further discussion.

F-21

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated November 28, 2023)

NOTE 12. CAPITAL STOCK (Cont’d)

From April 1, 2023 through September 30, 2023, the Company sold 186,604 ordinary shares under the ATM program, generating net proceeds of approximately $0.7 million.

In Fiscal 2023, the Company sold 166,145 ordinary shares under the ATM program, generating net proceeds of approximately $0.9 million. Separately, in Fiscal 2023, the Company sold 480,000 ordinary shares to Lincoln under the Committed Purchase Agreement for net proceeds totaling approximately $2.0 million.

NOTE 13. STOCK OPTION RESERVE

(a)	The following table provides the activity for the Company’s stock option reserve for the six months ended September 30, 2023 and 2022:

	Six Months Ended September 30,
	2023		2022
(In thousands)	Non-Controlling Interest	Stock Option Reserve	Non-Controlling Interest	Stock Option Reserve
Balance, beginning of period	$—	$21,204	$11,659	$16,928
Share-based compensation expense	—	1,512	—	2,401
Settled in iOx exchange	—	—	(11,659)	—
Balance, end of period	$—	$22,716	$—	$19,329

Stock Options and Restricted Stock Units

On June 25, 2020, at the annual meeting of shareholders, the Company’s incentive stock option plan (the “2020 Stock Option Plan”) was approved, which authorized the Company’s directors to fix the option exercise price and to issue stock options under the plan as appropriate. The Company’s 2020 Stock Option Plan was a 10% rolling stock option plan under which the Company’s directors were authorized to grant up to a maximum of 10% of the issued and outstanding ordinary shares on the date of grant.

Effective January 13, 2021, the Company amended and restated its 2020 Stock Option Plan to permit the grant of additional types of equity compensation securities, including restricted stock units (“RSUs”) and dividend equivalent rights (the “2021 Equity Incentive Plan”). The aggregate number of equity securities, which may be issued under the 2021 Equity Incentive Plan has not been changed.  Pursuant to the 2021 Equity Incentive Plan, on January 13, 2021, the Company granted an aggregate of 868,000 stock options exercisable at a price of $17.75 per share, representing the closing price of the shares on the day immediately preceding the grant date, which expire on January 13, 2031 to various directors, officers and consultants of the Company. 350,000 options granted to members of the Board vest 1/3 on grant date, 1/3 on the first anniversary of the grant and 1/3 on the second anniversary of the grant. 518,000 options granted to consultants (one of whom is also a director of the Company) vest 1/3 on each of the first three anniversaries of the grant date.

Additionally, the Company granted 243,000 RSUs on January 13, 2021, with a fair value of $17.75 per share, which was the closing price on the day immediately preceding the grant date. The RSUs vested on the date of grant, but the underlying ordinary shares will not be settled and delivered to the holder of the RSUs until one of four of the following conditions are met: (1) a Change in Control (as defined in the Amended and Restated 2021 Equity Incentive Plan (defined below)), (2) the participant’s Separation from Service (as defined in the Amended and Restated 2021 Equity Incentive Plan), (3) the participant’s death, or (4) the participant’s Disability (as defined in the Amended and Restated 2021 Equity Incentive Plan) (collectively, the “Settlement Triggers”).  In accordance with IFRS 2, “Share-based Payment,” the Company recognized compensation expense of $4.3 million in the year ended March 31, 2021, in connection with the RSU grants.

F-22

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated November 28, 2023)

NOTE 13. STOCK OPTION RESERVE (Cont’d)

Amended and Restated 2021 Equity Incentive Plan and Grants of Stock Options and Restricted Stock Units

On January 19, 2022, the Board unanimously approved the Amended and Restated 2021 Equity Incentive Plan (the “Amended and Restated 2021 Equity Incentive Plan”). The Amended and Restated 2021 Equity Incentive Plan provides for:

(1)	An increase of aggregate number of ordinary shares available for awards to 2,001,812, which is equal to 15% of the issued and outstanding ordinary shares of the Company as of January 19, 2022 subject to discretionary annual increases (on a cumulative basis) as may be approved by the Board in future years by a number of ordinary shares not to exceed an additional 5% of the aggregate number of shares then outstanding;

(2)	The authorization of incentive stock options under the Amended and Restated 2021 Equity Incentive Plan; and

(3)	The provision of dividend equivalent rights to be issued when authorized.

Pursuant to the Amended and Restated 2021 Equity Incentive Plan, on January 19, 2022, the Company granted an aggregate of 302,000 stock options exercisable at a price of $10.22 per share, representing the average price of the Company’s ordinary shares on the grant date, which expire on January 19, 2032, to various directors, officers and consultants of the Company. A total of 13,800 of the 302,000 stock options were granted to two members of the Board and vest on the first anniversary of the grant date. The balance of 288,200 stock options was granted to employees (one of whom is also a director of the Company), and a consultant, and such stock options vest ratably on each of the first four annual anniversaries of the grant date.

Additionally, the Company granted 135,740 RSUs to employees (one of whom is also a director of the Company) on January 19, 2022, with a fair value of $10.22 per share, representing the average price of the shares on the grant date. The RSUs were fully vested and nonforfeitable as of the grant date, will be settled and delivered in accordance with the Settlement Triggers and will expire on January 19, 2032.

On February 15, 2022, James Mellon, Linda Kozick and Mark Simon were appointed to the Board. Mr. Mellon owned approximately 23.9% of the Company’s outstanding shares at that date. Additionally, Mr. Mellon had previously served as a member of the Board from 2016 to August 14, 2020. On February 15, 2022, in connection with the appointments, each of these directors was granted 13,800 non-qualified stock options, which vest ratably monthly over a three-year period. The options have an exercise price of $8.59 per share, representing the average price of the shares on the grant date, and will expire, if unexercised, on February 15, 2032.

On June 8, 2022, the Company granted 50,000 options to purchase shares to an executive of the Company. The options have an exercise price of $11.00, the average price of the stock on that date, vest ratably on each of the first four anniversaries of the grant date and will expire, if unexercised, on June 8, 2032.

On July 27, 2022, the Company granted 15,900 options to purchase shares to a member of the Board. The options have an exercise price of $10.06, the average price of the stock on that date, vest ratably on each monthly anniversary of the grant date in the three year period following the grant date and will expire, if unexercised, on July 27, 2032.

On March 30, 2023, the Board unanimously approved to increase the maximum number of ordinary shares reserved for issuance under the Amended and Restated 2021 Equity Incentive Plan. The aggregate number of shares reserved for awards under the Amended and Restated 2021 Equity Incentive Plan was increased by 879,180 shares, which represented 5% of ordinary shares outstanding on March 29, 2023, to 2,880,992, which is equal to 16% of the issued and outstanding ordinary shares in the capital of the Company as of September 30, 2023. Of the 2,880,992 reserved shares, 2,342,160 shares were reserved for awards previously granted and 538,832 shares remained available for future awards.

F-23

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated November 28, 2023)

NOTE 13. STOCK OPTION RESERVE (Cont’d)

On March 30, 2023, the Company granted an aggregate of 746,120 stock options exercisable at a price of $2.92 per share, representing the average price of the shares on the grant date, which expire on March 30, 2033, to various directors, officers and a consultant of the Company. 14,600 options to purchase ordinary shares, totaling 87,600, were granted to each non-executive member of the Board and vest on the first anniversary of the grant date. A total of 651,020 stock options were granted to employees (including Mr. Walters, who is Chairman of the Board of Directors), and a consultant, and such stock options vest ratably on each of the first four annual anniversaries of the grant date. The balance of 7,500 stock options were also granted to a consultant, which was fully vested as of the grant date.

(b)	The changes in the number of options issued for the six months ended September 30, 2023 and 2022 were:

	Six Months Ended September 30,
	2023	2022	2023	2022
	PBI Amended and Restated 2021 Equity Incentive Plan		iOx Option Plan (Subsidiary Plan)
Balance, beginning of period	1,963,420	1,151,400	—	1,275
Granted	—	65,900	—	—
Expired or forfeited	—	—	—	(1,275)
Balance, end of period	1,963,420	1,217,300	—	—
Exercisable, end of period	769,213	414,930	—	—

(c)	The following is the weighted average exercise price and the remaining contractual life for outstanding options by plan as of September 30, 2023 and 2022:

	As of September 30,
	2023	2022	2023	2022
	PBI Amended and Restated 2021 Equity Incentive Plan		iOx Option Plan (Subsidiary Plan)
Weighted average exercise price	$10.53	15.19	$—	$—
Weighted average remaining contractual life (in years)	8.36	8.66	—	—

F-24

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated November 28, 2023)

NOTE 13. STOCK OPTION RESERVE (Cont’d)

The vested options can be exercised at any time in accordance with the applicable option agreement. The exercise price was greater than the market price for all options outstanding as of September 30, 2023 and March 31, 2023, except for 7,500 vested options and 738,620 unvested options as of March 31, 2023.

The Company recorded approximately $0.7 million and $1.2 million of share-based compensation expense with respect to the Amended and Restated 2021 Equity Incentive Plan in the three months ended September 30, 2023 and 2022, respectively. The Company recorded approximately $1.5 million and $2.4 million of share-based compensation expense with respect to the Amended and Restated 2021 Equity Incentive Plan in the six months ended September 30, 2023 and 2022, respectively. The Company expects to record additional share-based compensation expense of approximately $2.6 million through March 2027 with respect to the Amended and Restated 2021 Equity Incentive Plan.

As of September 30, 2022, the Company’s iOx stock option plan was fully vested. The iOx stock option plan expired on May 5, 2022 and all outstanding stock option awards issued under the iOx stock option plan expired.

NOTE 14. (LOSS) PER SHARE

Basic earnings per share (“EPS”) is calculated by dividing the net income (loss) attributable to ordinary equity holders of the Company by the weighted average number of ordinary shares outstanding during the period.

Diluted EPS is calculated by dividing the net income (loss) attributable to ordinary equity holders of the Company by the weighted average number of ordinary shares outstanding during the period plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares.

The following table reflects the loss and share data used in the basic and diluted EPS calculations (U.S. Dollars in thousands, except per share amounts):

	Three Months Ended September 30,		Six Months Ended September 30,
	2023	2022	2023	2022
Numerator (in 000’$)
Net loss attributable to owners of the Company	$(5,158)	$(949)	$(11,077)	$(2,678)
Denominator (in 000’)
Weighted average number of shares – Basic and Diluted	17,801	16,742	17,751	15,056
Basic and diluted (loss) per share	$(0.29)	$(0.06)	$(0.62)	$(0.18)

F-25

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated November 28, 2023)

NOTE 14. (LOSS) PER SHARE (Cont’d)

The inclusion of the Company’s stock options, RSUs and share purchase warrants in the computation of diluted loss per share would have an anti-dilutive effect on loss per share and are therefore excluded from the computation. Consequently, there is no difference between basic loss per share and diluted loss per share for the three and six months ended September 30, 2023 and 2022. The following table reflects the Company’s outstanding securities by year that would have an anti-dilutive effect on loss per share and, accordingly, were excluded from the calculation.

	As of September 30,
	2023	2022
Stock options	1,963,420	1,217,300
Restricted stock units	378,740	378,740

NOTE 15. COMMITMENTS AND CONTINGENT LIABILITIES

Effective March 15, 2022, iOx entered into a Master Services Agreement (the “MSA”) with Parexel International (IRE) Limited (“Parexel”) under which Parexel agreed to act as clinical service provider (CRO) pursuant to a work order (“Work Order”) effective June 1, 2022. Pursuant to such Work Order, Parexel will operate a Phase 2 trial of IMM60 and pembrolizumab in advanced melanoma and non-small lung cancer. The MSA provides for a five-year term, and the Work Order provides for a term to be ended upon the completion of the services required. The budget provides for service fees and pass-through expenses and clinical sites totaling $11.5 million. During Fiscal 2023, the Company executed two change orders resulting in a $0.6 million increase in the overall estimated budgeted costs.

On March 1, 2023, Tarus entered into a clinical service agreement with Fortrea Inc. (formerly Labcorp Drug Development Inc.), a third-party CRO. The term of the agreement is through the earlier of August 14, 2025 or the completion of provision of services and the payment of contractual obligations. The budgeted costs for the services to be provided is approximately $12.1 million.

Stimunity Convertible Note

On July 13, 2022, the Company entered into a commitment with Stimunity to provide Stimunity with €600,000 under the Stimunity Convertible Note, with a maturity date of September 1, 2023, which was funded by the Company on September 12, 2022. The Stimunity Convertible Note provided for simple interest at 7% per annum. The Stimunity Convertible Note was to be automatically converted into Series A shares of Stimunity upon Stimunity completing a Series A round for at least €20 million. Also, the Company was entitled, in certain circumstances, to convert the Stimunity Convertible Note into Series A shares of Stimunity at the subscription share price less 15%. Also, if Stimunity completed a financing with a new category of shares (other than Common Shares or Series A shares of Stimunity) for the Minimum Raise, the Company had the right to convert the Stimunity Convertible Note and the historical Series A shares of Stimunity owned into the new category of shares. Stimunity did not close a financing prior to the Maturity Date. The Company has not exercised its conversion rights to date. The Company is currently in discussions with Stimunity with respect to a restructuring of its overall interest in Stimunity. There can be no assurance that such negotiations will be successful, or that Stimunity will be successful in securing additional financing. The Company has evaluated the current financial markets, and the underlying assets of Stimunity and determined that the carrying value of its investment in Stimunity and the Convertible Note approximate the fair value at September 30, 2023. See Note 6, “Investment in Associate and Convertible Note Receivable,” for a further discussion.

F-26

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated November 28, 2023)

NOTE 15. COMMITMENTS AND CONTINGENT LIABILITIES (Cont’d)

Committed Purchase Agreement

On July 6, 2022 (the “Signing Date”), the Company entered into the Committed Purchase Agreement with Lincoln, pursuant to which the Company may require Lincoln to purchase ordinary shares having an aggregate value of up to $30 million over a period of 36 months. Pursuant to the Committed Purchase Agreement, Lincoln will be obligated to purchase the Company’s ordinary shares in three different scenarios that are based on various market criteria and share amounts.

Upon execution of the Committed Purchase Agreement, the Company issued to Lincoln 94,508 ordinary shares, representing a 3% commitment fee valued at $0.9 million. The Company has the right to terminate the Committed Purchase Agreement for any reason, effective upon one business day prior written notice to Lincoln. Lincoln has no right to terminate the Committed Purchase Agreement. The Company is accounting for the commitment fee as a deferred commitment fee on the condensed consolidated interim statements of financial position as of September 30, 2023 and March 31, 2023 and will amortize it pro-rata against equity sold under the Committed Purchase Agreement. Any unamortized balance will be written-off to operations at the expiration of the commitment. The unamortized balance of the deferred commitment fee was $0.839 million as of each of September 30, 2023 and March 31, 2023.

The Committed Purchase Agreement does not impose any financial or business covenants on the Company and there are no limitations on the use of proceeds received by the Company from Lincoln. The Company may raise capital from other sources in its sole discretion; provided, however, that the Company shall not enter into any similar agreement for the issuance of variable priced equity-like securities until the three-year anniversary of the Signing Date, excluding, however, an at-the-market transaction with a registered broker-dealer.

In connection with the Committed Purchase Agreement, the Company and Lincoln entered into a Registration Rights Agreement, dated July 6, 2022 (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the Company agreed to file with the SEC the prospectus supplement to the Company’s shelf registration statement pursuant to Rule 424(b) for the purpose of registering for resale the ordinary shares to be issued to Lincoln under the Committed Purchase Agreement. The prospectus supplement was filed on August 19, 2022.

Access to the Committed Purchase Agreement with Lincoln is generally limited based on, among other things, the Company’s Nasdaq trading volume. Furthermore, under the Baby Shelf Rule, the amount of funds the Company can raise through primary public offerings of securities in any 12-month period using its registration statement on Form F-3 is limited to one-third of the aggregate market value of the ordinary shares held by the Company’s non-affiliates, which limitation may change over time based on the Company’s stock price, number of ordinary shares outstanding and the percentage of ordinary shares held by non-affiliates. The Company is therefore limited by the Baby Shelf Rule as of the filing of this Form 6-K, until such time as its non-affiliate public float exceeds $75 million.

The Company is obligated under the Merger Agreement and the iOx Share Exchange Agreement to pay certain third party earnouts based on the achievement of certain milestones. See Note 9, “Acquisition of Tarus,” and Note 16, “Related Party Transactions – Share Exchange Agreement – iOx,” respectively, for further discussions.

F-27

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated November 28, 2023)

NOTE 16. RELATED PARTY TRANSACTIONS

SalvaRx Acquisition

Two of the Company’s directors are also directors of SalvaRx Group plc, a company which owns approximately 4.1% of the Company’s issued and outstanding ordinary shares as of September 30, 2023.

Investments

The Company has entered into related party transactions and certain services agreements with its investees.  Key management personnel of the Company have also entered into related party transactions with investees. Key management personnel are those persons having the authority and responsibility for planning, directing and controlling the activities of the Company, including directors and senior management of the Company.

The following subsidiaries and associates are considered related parties:

(a)	Stimunity. The CEO of Portage is one of three members of the board of directors of Stimunity (see Note 6, “Investment in Associate and Convertible Note Receivable,” and Note 15, “Commitments and Contingent Liabilities – Stimunity Convertible Note”).
(b)	iOx. Upon execution of the iOx Share Exchange on July 18, 2022, the non-Portage director resigned from the iOx board leaving two Portage insiders as directors. The CEO of Portage is also the CEO of iOx, and the management team of Portage comprises the management team of iOx. See below for a discussion of the Company’s purchase of the non-controlling interest in iOx through its wholly-owned subsidiary SalvaRx.
(c)	Saugatuck. One of the three directorships on the board of directors of Saugatuck is controlled by Portage. Additionally, the CEO of Portage is also the CEO of Saugatuck, and the management team of Portage comprises the management team of Saugatuck.
(d)	Intensity. The CEO of Portage previously served as a part-time officer of Intensity until becoming a consultant in 2023. Additionally, Intensity provided services (primarily rent) to Portage through April 2023.
(e)	Portage Development Services Inc. PDS provides human resources and other services to each operating subsidiary of Portage through shared services agreements.

The following are related party balances and transactions other than those disclosed elsewhere in the condensed consolidated interim financial statements:

Transactions between the parent company and its subsidiaries, which are related parties, have been eliminated in consolidation and are not disclosed in this note.

On September 8, 2021, the Company, through SalvaRx, completed a settlement of loans (including interest) to and receivables from iOx for services rendered in exchange for 23,772 ordinary shares of iOx at a price of £162. Simultaneously, the Company entered into an agreement with OSI, the holder of $0.15 million notes plus accrued interest under which OSI exchanged the notes plus accrued interest for 820 shares of iOx. The Company followed the guidance provided by an IFRS Discussion Group Public Meeting dated November 29, 2016, following the general tenets of IAS 39, “Financial Instruments: Recognition and Measurement,” and IFRIC 19, “Extinguishing Financial Liabilities with Equity Instruments,” and recorded the exchange at historical cost. Additionally, no profit or loss was recorded in connection with the exchange. As a result of these transactions, the Company, through SalvaRx, increased its ownership of iOx from 60.49% to 78.32%.

F-28

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated November 28, 2023)

NOTE 16. RELATED PARTY TRANSACTIONS (Cont’d)

Share Exchange Agreement – iOx

On July 18, 2022, the Company and SalvaRx entered into a Share Exchange Agreement (the “Share Exchange Agreement”) with each of the minority shareholders of iOx (the “Sellers”) resulting in the acquisition of the outstanding non-controlling ownership interest (approximately 22%) of iOx, which is developing the iNKT engager platform. The Company followed IFRS 3, “Business Combinations,” and IAS 27, “Separate Financial Statements,” (which substantially replaced IAS 3) to account for this transaction. The Company achieved control of iOx, as defined, on January 8, 2019 upon the completion of the SalvaRx Acquisition. Further transactions whereby the parent entity acquires further equity interests from non-controlling interests, or disposes of equity interests but without losing control, are accounted for as equity transactions (i.e., transactions with owners in their capacity as owners). As such:

•	the carrying amounts of the controlling and non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiary;
•	any difference between the amount by which the non-controlling interests is adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to the owners of the parent; and
•	there is no consequential adjustment to the carrying amount of goodwill, and no gain or loss is recognized in profit or loss.

The Company now owns the worldwide rights to its small molecule iNKT engagers, including lead programs PORT-2 and PORT-3. Under the terms of the Share Exchange Agreement, each Seller sold to the Company, and the Company acquired from each Seller, legal and beneficial ownership of the number of iOx shares held by each Seller, free and clear of any share encumbrances, in exchange for the issuance in an aggregate of 1,070,000 Portage ordinary shares to be allocated among the Sellers based upon their relative ownership. As a result of the Share Exchange Agreement, the Company owns 100% of the issued and outstanding shares of iOx through its wholly-owned subsidiary, SalvaRx.

As additional consideration for the sale of the iOx shares to the Company under the Share Exchange Agreement, the Sellers shall have the contingent right to receive additional shares (“Earnout Shares”) from the Company having an aggregate value equal to $25 million calculated at the Per Share Earnout Price (as defined in the Share Exchange Agreement) upon the achievement of certain milestones defined as the dosing of the first patient in a Phase 3 clinical trial for either PORT-2 (IMM60 iNKT cell activator/engager) or PORT-3 (PLGA-nanoparticle formulation of IMM60 combined with a NY-ESO-1 peptide vaccine). The Company shall have the option, in its sole and absolute discretion, to settle the Earnout Shares in cash. The Company followed IFRS 3 and IAS 32, “Financial Instruments: Presentation,” to account for the fair value of the Earnout Shares. The principal assumptions for determining the fair value include the timing of development events, the probabilities of success and the discount rate used. The fundamental principle of IAS 32 is that a financial instrument should be classified as either a financial liability or an equity instrument according to the substance of the contract, not its legal form, and the definitions of financial liability and equity instrument. A financial instrument is an equity instrument if, and only if, both conditions (a) and (b) below are met:

(a)	the instrument includes no contractual obligation to deliver cash or another financial asset to another entity, and
(b)	if the instrument will or may be settled in the Company’s own equity instruments, it is either:
(i)	a non-derivative that includes no contractual obligation for the Company to deliver a variable number of its own equity instruments; or
(ii)	a derivative that will be settled only by the issuer exchanging a fixed amount of cash or another financial asset for a fixed number of its own equity instruments.

F-29

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated November 28, 2023)

NOTE 16. RELATED PARTY TRANSACTIONS (Cont’d)

When a derivative financial instrument gives one party a choice over how it is settled (for instance, the Company or the holder can choose settlement net in cash or by exchanging shares for cash), it is a financial asset or a financial liability unless all of the settlement alternatives would result in it being an equity instrument. The financial instrument includes the exclusive right of the Company to settle the obligation with cash or equity and, accordingly, accounted for the fair value of the Earnout Shares as a non-current liability.

The Company recorded $5.478 million as the fair value estimate of the Earnout Shares, which is reflected as deferred obligation - iOx milestone on the condensed consolidated interim statements of financial position included herein. The Company will determine the fair value of the Earnout Shares at each balance sheet date. Any change to the fair value will be recorded in the Company’s statements of operations and other comprehensive income (loss). The Company recorded a (loss) from the change (increase) in the fair value of the liability of $0.028 million and $0.454 million for the three and six months ended September 30, 2023, respectively.

Employment Agreements

PDS entered into a Services Agreement with the Company’s CEO effective December 15, 2021 (the “CEO Services Agreement”). The CEO Services Agreement originally provided for a base salary of $618,000, plus cost-of-living increases. On December 19, 2022, the Compensation Committee of the Board (the “Compensation Committee”) approved the CEO’s compensation of $642,700 for the year ended March 31, 2024 (“Fiscal Year 2024”). The CEO Services Agreement provides for annual increases based upon the review of the base salary by the Board prior to the anniversary of the CEO Services Agreement provided that the annual increase cannot be less than the cost-of-living increase. The CEO Services Agreement also provides that the CEO is eligible to receive an annual performance-based bonus targeted at 59% of the applicable year’s base salary, which bonus is earned based on the achievement of performance targets, as determined annually by the Board and communicated to the CEO in the first quarter of the year. Any annual bonus, to the extent earned, is to be paid no later than March 15 of the following year. The CEO Services Agreement is for an initial term of three years, after which it will automatically renew annually unless terminated in accordance with the CEO Services Agreement.

Under the CEO Services Agreement, the CEO may terminate his employment with PDS at any time for Good Reason (as defined in the CEO Services Agreement). PDS may terminate the CEO’s employment immediately upon his death, upon a period of disability or without Just Cause (as defined in the CEO Services Agreement). In the event that the CEO’s employment is terminated due to his death or Disability (as defined in the CEO Services Agreement), for Good Reason or without Just Cause, he will be entitled to accrued obligations (accrued unpaid portion of base salary, accrued unused vacation time and any unpaid expenses). Additionally, he may be entitled to Severance Benefits (as defined in the CEO Services Agreement), which include his then current base salary and the average of his annual bonus for the prior two completed performance years, paid over 12 monthly installments. Additionally, the CEO will be entitled to life insurance benefits and medical and dental benefits for a period of 12 months at the same rate the CEO and PDS shared such costs during his period of employment.

Additionally, all stock options (and any other unvested equity incentive award) held by the CEO relating to shares of the Company will be deemed fully vested and exercisable on the Termination Date (as defined in the CEO Services Agreement), and the exercise period for such stock options will be increased by a period of two years from the Termination Date.

F-30

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated November 28, 2023)

NOTE 16. RELATED PARTY TRANSACTIONS (Cont’d)

If the CEO’s employment by PDS is terminated by PDS or any successor entity without Just Cause (not including termination by virtue of the CEO’s death or Disability) or by the CEO for Good Reason within 12 months following the effective date of a Change in Control (as defined in the CEO Services Agreement), then, in addition to paying or providing the CEO with the Accrued Obligations (as defined in the CEO Services Agreement), the Company will provide the following Change in Control Severance Benefits (as defined in the CEO Services Agreement):

(1)	PDS will pay the base salary continuation benefit for 18 months;

(2)	PDS will pay the life insurance benefit for 18 months;

(3)	PDS will pay an additional amount equivalent to the CEO’s target annual bonus calculated using the bonus percentage for the performance year in which the CEO’s termination occurs. This bonus will be paid in 12 equal installments commencing on the first payroll date that is more than 60 days following the date of termination of the CEO’s employment, with the remaining installments occurring on the first day of the month for the 11 months thereafter;

(4)	PDS will provide the CEO with continued medical and dental benefits, as described above, for 18 months; and

(5)	All stock options (and any other unvested equity incentive award) held by the CEO relating to shares of the Company will be deemed fully vested and exercisable on the Termination Date, as defined, and the exercise period for such stock options will be increased by a period of two years from the Termination Date.

PDS entered into services agreements (individually, an “Executive Service Agreement,” and collectively, the “Executive Service Agreements”) with each of the Company’s five other members of senior management (individually, “Executive” and collectively, “Executives”), three of which are dated as of December 1, 2021, one of which is dated December 15, 2021 and one of which is dated June 1, 2022. Each of the Executive Services Agreements provides for an initial term of two years that is automatically renewed for one-year periods (except two of the Executive Services Agreement, which provides for an initial term of one year and that is automatically renewed for one-year periods). The Executive Services Agreements initially provided for annual base salaries ranging from $175,000 to $348,000 (pro-rated for services rendered) and annual bonus targets ranging from 30% to 40%. They also provide for long-term incentives in the form of equity awards from time to time under the Portage Biotech Inc. Amended and Restated 2021 Equity Incentive Plan.

On December 19, 2022, the Compensation Committee approved executive compensation (other than for the CEO) for Fiscal Year 2024 for annual base salaries ranging from $183,750 to $469,000 (pro-rated for services rendered) and annual bonus targets ranging from 30% to 40%.

The Executive Services Agreements can be terminated by PDS without Just Cause, by death or Disability, or by the Executive (except one) for Good Reason (each as defined in the respective Executive Services Agreements). In such instances, the Executive Services Agreements provide for the payment of accrued obligations (accrued unpaid portion of base salary, accrued unused vacation time and any unpaid expenses). Additionally, the Executives (except two) are entitled to 50% of base salary plus 50% of average annual bonus earned over the prior two performance years, as well as prevailing life insurance benefits for a period of six months and medical and dental benefits for a period of six months at the prevailing rate PDS and the Executive were sharing such expenses.

Additionally, all stock options (and any other unvested equity incentive award) held by the Executives relating to shares of the Company will be deemed fully vested and exercisable on the Termination Date (as defined in the respective Executive Services Agreements), and the exercise period for such stock options will be increased by a period of two years from the Termination Date.

F-31

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated November 28, 2023)

NOTE 16. RELATED PARTY TRANSACTIONS (Cont’d)

If an Executive’s employment by PDS is terminated by the Company or any successor entity without Just Cause (not including termination by virtue of the Executive’s death or Disability) or by the Executive (except one) for Good Reason within 12 months following the effective date of a Change in Control (as defined in the respective Executive Services Agreements), then, in addition to paying or providing the Executive with the Accrued Obligations (as defined in the respective Executive Services Agreements), the Company will provide the following Change in Control Severance Benefits (as defined in the respective Executive Services Agreements), except in two cases in which the Executive is entitled to Item (5) and 50% of Items (1) and (3) below:

(1)	PDS will pay the base salary continuation benefit for 12 months;

(2)	PDS will pay the life insurance benefit for 12 months;

(3)	The Company will pay an additional amount equivalent to the Executive’s target annual bonus calculated using the bonus percentage for the performance year in which the Executive’s termination occurs. This bonus will be payable in 12 equal installments commencing on the first payroll date that is more than 60 days following the date of termination of the Executive’s employment, with the remaining installments occurring on the first day of the month for the 11 months thereafter;

(4)	PDS will provide the Executive with continued medical and dental benefits, as described above, for 12 months; and

(5)	All stock options (and any other unvested equity incentive award) held by the Executive relating to shares of PDS or the Company will be deemed fully vested and exercisable on the Termination Date and the exercise period for such stock options will be increased by a period of two years from the Termination Date.

The Executive Services Agreements also include customary confidentiality, as well as provisions relating to assignment of inventions. The Executive Services Agreements also includes non-competition and non-solicitation of employees and customers provision that run during the Executive’s employment with PDS and for a period of one year after termination of employment.

Bonuses & Board Compensation Arrangements

In December 2022, the Board approved executive performance bonuses, as recommended by the Compensation Committee, totaling $0.6 million, which is equivalent to 73.5% of original annual targets established by the Board in December 2021. The bonuses were approved based upon the original performance targets established. The Board further approved a payment structure of 25% of approved bonuses, which were paid in January 2023, with the balance of amounts due payable upon a new financing. The accrued, unpaid amount of approximately $0.4 million is included in accounts payable and accrued liabilities on the condensed consolidated statements of financial position as of each of September 30, 2023 and March 31, 2023. No executive performance bonus has been recommended or approved by the Compensation Committee or the Board for Fiscal Year 2024.

Effective January 1, 2022, each non-employee Board member are entitled to receive cash Board fees of $40,000 per annum, payable quarterly in arrears. Additionally, each non-employee Board member is entitled to an annual grant of 6,900 options to purchase Portage ordinary shares, which would vest the first annual anniversary of the grant date. The Company incurred Board fees totaling $82,500 during each of the three months ended September 30, 2023 and 2022, and $165,000 and $157,500 during the six months ended September 30, 2023 and 2022, respectively.

F-32

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated November 28, 2023)

NOTE 16. RELATED PARTY TRANSACTIONS (Cont’d)

Non-employee Board chairpersons are entitled to an annual cash fee of $30,000, payable quarterly in arrears. In lieu of a non-executive chairperson, the lead director is entitled to an annual cash fee of $20,000 per annum paid quarterly in arrears. Additionally, the chairperson of each of the Audit Committee, Compensation Committee and Nominating Committee of the Board is entitled to annual fees of $15,000, $12,000 and $8,000, respectively, payable quarterly in arrears. Members of those committees are entitled to annual fees of $7,500, $6,000 and $4,000, respectively, payable quarterly in arrears.

NOTE 17. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company’s financial instruments recognized in the Company’s condensed consolidated interim statements of financial position consist of the following:

Fair value estimates are made at a specific point in time, based on relevant market information and information about financial instruments. These estimates are subject to and involve uncertainties and matters of significant judgment; and therefore, these estimates cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

The following table summarizes the Company’s financial instruments as of September 30, 2023 and March 31, 2023:

	As of September 30, 2023			As of March 31, 2023
	Amortized Cost	FVTOCI	FVTPL	Amortized Cost	FVTOCI	FVTPL

Financial assets
Cash and cash equivalents	$3,445	$—	$—	$10,545	$—	$—
Prepaid expenses and other receivables	$2,393	$—	$—	$2,689	$—	$—
Convertible note receivable, including accrued interest, net of impairment	$—	$—	$429	$—	$—	$442
Investment in associate	$—	$—	$716	$—	$—	$806
Investment in public company	$—	$2,568	$—	$—	$2,087	$—

	As of September 30, 2023		As of March 31, 2023
	Amortized Cost	FVTPL	Amortized Cost	FVTPL
Financial liabilities
Accounts payable and accrued liabilities	$3,087	$—	$1,865	$—
Lease liability - current	$49	$—	$—	$—
Lease liability - non-current	$237	$—	$—	$—
Deferred purchase price payable - Tarus	$—	$7,949	$—	$7,179
Deferred obligation - iOx milestone	$—	$4,580	$—	$4,126

A summary of the Company’s risk exposures as it relates to financial instruments are reflected below.

F-33

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated November 28, 2023)

NOTE 17. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Cont’d)

Fair value of Financial Instruments

The Company’s financial assets and liabilities are comprised of cash and cash equivalents, receivables and investments in equities and public entities, accounts payable and accrued liabilities, lease liability, deferred purchase price payable and deferred obligation.

The Company classifies the fair value of these transactions according to the following fair value hierarchy based on the amount of observable inputs used to value the instrument:

•	Level 1 – Values are based on unadjusted quoted prices available in active markets for identical assets or liabilities as of the reporting date.

•	Level 2 – Values are based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace. Prices in Level 2 are either directly or indirectly observable as of the reporting date.

•	Level 3 – Values are based on prices or valuation techniques that are not based on observable market data. Investments are classified as Level 3 financial instrument.

Assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement within the fair value hierarchy.

Management has assessed that the fair values of cash and cash equivalents, other receivables and accounts payable approximate their carrying amounts largely due to the short-term maturities of these instruments.

The following methods and assumptions were used to estimate their fair values:

Investment in Associate: The fair value of the Stimunity investment was determined based on an IAS 36 fair value analysis evaluating the likelihood of various scenarios given the then-current market conditions, the increasing cost of capital and development delays associated with Stimunity’s lack of liquidity (Level 3). The Company recorded a provision of impairment of $0.607 million with respect to the investment in associate decreasing the carrying value of the investment in associate to $0.806 million as of March 31, 2023. There was no provision for impairment recorded in the three and six months ended September 30, 2023. See Note 6, “Investment in Associate and Convertible Note Receivable,” for a further discussion.

Convertible Note Receivable: The fair value of the Stimunity Convertible Note receivable denominated in euros at initial recognition is the transaction price for the instrument adjusted for the effect of the currency translation rate on the reporting date (Level 3) (see Note 15, “Commitments and Contingent Liabilities – Stimunity Convertible Note”). The Stimunity Convertible Note was initially recorded at $0.614 million to record the translated value of the Stimunity Convertible Note on September 12, 2022. The Company recognized an unrealized gain of $0.039 million through OCI in Fiscal 2023 to reflect the change in translation rate for the Stimunity Convertible Note settleable in euros, increasing the carrying value of the Stimunity Convertible Note to $0.653 million. As of March 31, 2023, the Company determined that there were indications of impairment, based upon the inability of Stimunity to obtain financing. The Company performed an IAS 36 fair value analysis evaluating the likelihood of various scenarios given the then-current market conditions, the increasing cost of capital and development delays associated with Stimunity’s lack of liquidity. The Company recorded an impairment of $0.211 million resulting from the impairment analysis decreasing the carrying value of the Stimunity Convertible Note to $0.442 million as of March 31, 2023. During the three and six months ended September 30, 2023, the Company recorded an unrealized loss through OCI of $0.013 million and $0.012 million, respectively, to reflect the translation rate effect on the Stimunity Convertible Note settleable in euros.

F-34

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated November 28, 2023)

NOTE 17. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Cont’d)

The Stimunity Convertible Note matured on September 1, 2023 but has not been settled. The Stimunity Convertible Note was to be automatically converted into Series A shares of Stimunity upon Stimunity completing a Series A round for at least €20 million. Also, the Company was entitled, in certain circumstances, to convert the Stimunity Convertible Note into Series A shares of Stimunity at the subscription share price less 15%. Also, if Stimunity completed a financing with a new category of shares (other than Common Shares or Series A shares of Stimunity) for the Minimum Raise, the Company had the right to convert the Stimunity Convertible Note and the historical Series A shares of Stimunity owned into the new category of shares. Stimunity did not close a financing prior to the Maturity Date. The Company has not exercised its conversion rights to date. The Company is currently in discussions with Stimunity with respect to a restructuring of its overall interest in Stimunity. There can be no assurance that such negotiations will be successful, or that Stimunity will be successful in securing additional financing. The Company has evaluated the current financial markets, and the underlying assets of Stimunity and determined that the carrying value of its investment in Stimunity and the Convertible Note approximate the fair value at September 30, 2023.

Investment in Public Company: Upon Intensity’s IPO effective June 30, 2023, the fair value of the investment is determined by the quoted market price (Level 1).

Accrued Equity Issuable: The fair value is estimated based on the average of the quoted market prices for the period in which the shares were earned (Level 1).

Lease Liability - Current: The lease liability - current represents the present value of the lease payments due over the next twelve months discounted at the Company’s incremental borrowing rate (Level 2).

Lease Liability - Non-Current: The lease liability - non-current represents the present value of the lease payments due under the lease less the current portion of such payments discounted at the Company’s incremental borrowing rate (Level 2).

Deferred Purchase Price Payable - Tarus: The fair value is the estimated value of a future contingent obligation based upon a fair value analysis performed in accordance with IFRS 3 at acquisition date, adjusted at each reporting date for any change in fair value (Level 3) (see Note 9, “Acquisition of Tarus”). The fair value was determined using the Income Approach and was based upon the analysis on the Tarus clinical plan, the timing of development events and the probabilities of success determined primarily based upon empirical third party data and Company experience, as well as the relevant cost of capital. The Company recorded a (loss) from the change (increase) in the fair value of the liability of $0.085 million and $0.770 million for the three and six months ended September 30, 2023, respectively, and a gain from the change (decrease) in the fair value of the liability of $0.016 million for the three and six months ended September 30, 2022. The deferred purchase price payable - Tarus balance was $7.949 million and $7.179 million as of September 30, 2023 and March 31, 2023, respectively.

Deferred Obligation - iOx Milestone: The fair value is the estimated value of a future contingent obligation based upon a fair value analysis performed in accordance with IFRS 3 as of July 18, 2022, the date of the Share Exchange Agreement, adjusted at each reporting date for any change in fair value (Level 3) (see Note 16, “Related Party Transactions – Share Exchange Agreement – iOx”). The fair value was determined using the Income Approach and based on factors including the clinical plan, the timing of development events and the probabilities of success determined primarily based upon empirical third party data and Company experience, as well as the relevant cost of capital. The Company recorded a (loss) from the change (increase) in the fair value of the liability of $0.028 million and $0.454 million for the three and six months ended September 30, 2023, respectively, and a gain from the change (decrease) in the fair value of the liability of $0.054 million for the three and six months ended September 30, 2022. The deferred obligation - iOx milestone balance was $4.580 million and $4.126 million as of September 30, 2023 and March 31, 2023, respectively.

F-35

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated November 28, 2023)

NOTE 17. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Cont’d)

Fair Value Hierarchy

The investment in public company (Intensity) was transferred from Level 3 to Level 1 of the fair value hierarchy for the six months ended September 30, 2023 as the result of Intensity’s IPO. For Fiscal 2023, the fair value of the investment was determined based on an IAS 36 impairment analysis after determining there were external indications of impairment (Level 3). See Note 7, “Investment in Public Company.”

The Company’s financial instruments are exposed to certain financial risks: Credit Risk, Liquidity Risk and Foreign Currency Risk.

Credit Risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The credit risk is attributable to various financial instruments, as noted below. The credit risk is limited to the carrying value as reflected in the Company’s condensed consolidated interim statements of financial position.

Cash and cash equivalents: Cash and cash equivalents comprise cash on hand and amounts invested in underlying treasury and money market funds that are readily convertible to a known amount of cash with three months or less from date of acquisition and are subject to an insignificant risk of change in value. As of September 30, 2023 and March 31, 2023, cash equivalents was comprised of a money market account with maturities less than 90 days from the date of purchase. Cash and cash equivalents are held with major international financial institutions and therefore the risk of loss is minimal.

Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due.

The Company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions without incurring unacceptable losses or risking harm to the Company’s reputation. The Company holds sufficient cash and cash equivalents to satisfy current obligations under accounts payable and accruals.

The Company monitors its liquidity position regularly to assess whether it has the funds necessary to meet its operating needs and needs for investing in new projects.

As a biotech company at an early stage of development and without significant internally generated cash flows, there are inherent liquidity risks, including the possibility that additional financing may not be available to the Company, or that actual drug development expenditures may exceed those planned. The current uncertainty in global markets could have an impact on the Company’s future ability to access capital on terms that are acceptable to the Company. There can be no assurance that required financing will be available to the Company. See Note 2, “Going Concern,” and Note 12, “Capital Stock,” for a discussion of the Company’s share offering and Note 15, “Commitments and Contingent Liabilities – Committed Purchase Agreement,” for a further discussion.

Foreign Currency Risk

While the Company operates in various jurisdictions, substantially all of the Company’s transactions are denominated in the U.S. Dollar, except the deferred tax liability in the U.K. settleable in British pound sterling and the Stimunity Convertible Note receivable settleable in euros.

F-36

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated November 28, 2023)

NOTE 18. CAPITAL DISCLOSURES

The Company considers the items included in shareholders’ equity as capital. The Company had accounts payable and accrued liabilities of approximately $3.1 million and lease liability - current of $0.049 million as of September 30, 2023 (accounts payable and accrued liabilities of approximately $1.9 million as of March 31, 2023) and current assets of approximately $6.3 million as of September 30, 2023 (approximately $13.7 million as of March 31, 2023). The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue new business opportunities and to maintain a flexible capital structure, which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.

As of September 30, 2023, shareholders’ equity attributable to the owners of the company was approximately $67.7 million (approximately $76.0 million as of March 31, 2023).

The Company is not subject to any externally imposed capital requirements and does not presently utilize any quantitative measures to monitor its capital. There have been no changes to the Company’s approach to capital management during the six months ended September 30, 2023 and 2022.

NOTE 19. NON-CONTROLLING INTEREST

(In thousands)	iOx	Saugatuck and subsidiary	Total
Non-controlling interest as of April 1, 2023	$—	$(650)	$(650)
Net loss attributable to non-controlling interest	—	(14)	(14)
Non-controlling interest as of September 30, 2023	$—	$(664)	$(664)

(In thousands)	iOx	Saugatuck and subsidiary	Total
Non-controlling interest as of April 1, 2022	$44,701	$(472)	$44,229
Net income (loss) attributable to non-controlling interest	123	(155)	(32)
Purchase of non-controlling interest pursuant to Share Exchange Agreement	(44,824)	—	(44,824)
Non-controlling interest as of September 30, 2022	$—	$(627)	$(627)

On September 8, 2021, the Company, through SalvaRx, completed a settlement of loans (including interest) to and receivables from iOx for services rendered in exchange for 23,772 ordinary shares of iOx at a price of £162. On July 18, 2022, the Company completed the acquisition of the remaining non-controlling interest in iOx, by issuing 1,070,000 shares of its ordinary shares and assuming certain milestone obligations. See Note 16, “Related Party Transactions – Share Exchange Agreement – iOx” for a discussion of the Company’s purchase of the balance of the non-controlling interest in iOx.

Saugatuck and subsidiary includes Saugatuck and its wholly-owned subsidiary, Saugatuck Rx LLC.

F-37

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated November 28, 2023)

NOTE 20. EVENTS AFTER THE BALANCE SHEET DATE

Sale of Ordinary Shares

On September 29, 2023, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with an institutional and accredited investor in connection with a registered direct offering (the “Registered Direct Offering”) and a concurrent private placement (the “Private Placement,” and together with the Registered Direct Offering, the “Offerings”). The Offerings closed on October 3, 2023.

Pursuant to the Purchase Agreement, in the Registered Direct Offering, the Company sold (i) 1,970,000 shares of the Company’s ordinary shares at a purchase price of $1.90 per share and (ii) pre-funded warrants (the “Pre-Funded Warrants”) to purchase up to 1,187,895 ordinary shares, at a purchase price of $1.899 per Pre-Funded Warrant. Each Pre-Funded Warrant is exercisable for one ordinary share at an exercise price of $0.001 per share, is immediately exercisable, and will expire when exercised in full.

In the Private Placement, the Company issued to such institutional and accredited investor unregistered warrants to purchase up to 3,157,895 ordinary shares (the “Series A Warrants”), unregistered warrants to purchase up to 3,157,895 ordinary shares (the “Series B Warrants”), and unregistered warrants to purchase up to 3,157,895 ordinary shares (the “Series C Warrants,” together with the Series A Warrants and the Series B Warrants, the “Private Warrants”), together exercisable for an aggregate of up to 9,473,685 ordinary shares (the “Private Warrant Shares”). Pursuant to the terms of the Purchase Agreement, for each ordinary share and Pre-Funded Warrant issued in the Registered Direct Offering, an accompanying Series A Warrant, Series B Warrant and Series C Warrant were issued to such institutional and accredited investor. Each Series A Warrant is exercisable for one Private Warrant Share at an exercise price of $1.90 per share, is immediately exercisable and will expire 18 months from the date of issuance. Each Series B Warrant is exercisable for one Private Warrant Share at an exercise price of $2.26 per share, is immediately exercisable and will expire three years from the date of issuance. Each Series C Warrant is exercisable for one Private Warrant Share at an exercise price of $2.26 per share, is immediately exercisable and will expire five years from the date of issuance. The net proceeds to the Company from the Offerings were approximately $5.3 million, after deducting placement agent’s fees and estimated offering expenses.

Pursuant to an engagement letter, dated as of August 26, 2023, between the Company and H.C. Wainwright & Co., LLC (the “Placement Agent”), the Company paid the Placement Agent a total cash fee equal to 6.0% of the aggregate gross proceeds received in the Offerings, or $0.36 million. The Company also agreed to pay the Placement Agent in connection with the Offerings a management fee equal to 1.0% of the aggregate gross proceeds raised in the Offerings ($0.06 million), $75,000 for non-accountable expenses and $15,950 for clearing fees. In addition, the Company agreed to issue to the Placement Agent, or its designees, warrants to purchase up to 157,895 ordinary shares (the “Placement Agent Warrants,” and together with the Pre-Funded Warrants and the Private Warrants, the “Warrants”), which represents 5.0% of the aggregate number of ordinary shares and Pre-Funded Warrants sold in the Registered Direct Offering. The Placement Agent Warrants have substantially the same terms as the Private Warrants, except that the Placement Agent Warrants have an exercise price equal to $2.375, or 125% of the offering price per ordinary share sold in the Registered Direct Offering, and will be exercisable for five years from the commencement of the sales pursuant to the Offerings. The Private Warrants, Private Warrant Shares, Placement Agent Warrants and ordinary shares underlying the Placement Agent Warrants have not been registered under the Securities Act.

The Company filed a registration statement on Form F-1 to register for resale the Private Warrant Shares and the ordinary shares issuable upon the exercise of Placement Agent Warrants (the “Resale Registration Statement”), which was declared effective by the SEC on November 7, 2023. The Company shall use its commercially reasonable efforts to keep the Resale Registration Statement effective at all times until such institutional and accredited investor (and its successors and assigns) owns any Private Warrants or ordinary shares issuable upon exercise thereof.

F-38

Portage Biotech Inc.

Notes to Condensed Consolidated Interim Financial Statements

(U.S. Dollars)

(Unaudited – See Notice to Reader dated November 28, 2023)

NOTE 20. EVENTS AFTER THE BALANCE SHEET DATE (Cont’d)

Pursuant to the terms of the Purchase Agreement, the Company is prohibited from issuing or entering into any agreement to issue ordinary shares or Ordinary Share Equivalents (as defined in the Purchase Agreement) involving a Variable Rate Transaction (as defined in the Purchase Agreement), which includes an equity line of credit or an at-the-market facility, for a period commencing on September 29, 2023 and expiring six months from the closing date of the Offerings.

If a Fundamental Transaction (as defined in the Warrants) occurs, then the successor entity will succeed to, and be substituted for the Company, and may exercise every right and power that the Company may exercise and will assume all of the Company’s obligations under the Warrants with the same effect as if such successor entity had been named in the Warrants themselves. If holders of ordinary shares are given a choice as to the securities, cash or property to be received in such a Fundamental Transaction, then the holders of the Warrants shall be given the same choice as to the consideration they would receive upon any exercise of the Warrants following such a Fundamental Transaction. Additionally, as more fully described in the Series B Warrants, Series C Warrants and Placement Agent Warrants, in the event of certain Fundamental Transactions, the holders of the Series B Warrants, Series C Warrants and Placement Agent Warrants will be entitled to receive cash consideration in an amount equal to the Black Scholes value of the Series B Warrants, Series C Warrants and Placement Agent Warrants, as the case may be, upon the consummation of such Fundamental Transaction.

F-39